United States securities and exchange commission logo





                              October 26, 2023

       Steven Richards
       Chief Executive Officer
       Shimmick Corporation
       530 Technology Drive
       Suite 300
       Irvine, CA 92618

                                                        Re: Shimmick
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 23,
2023
                                                            File No. 333-274870

       Dear Steven Richards:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Our Projects, page 6

   1. We note your revised disclosure on page 8. Please clarify the basis for the forecast that
                                                        $60 billion will be
invested for water infrastructure per year.
       Recent Developments, page 11

   2. We note that you have attributed the expected net income for the three months ended
                                                        September 29, 2023, to
be primarily driven by a significant gain on the sale of non-core business contracts.
Given the potentially significant gain on sale included in your preliminary estimates,
please explain to us how you determined your disclosure provides investors sufficient
information to understand your estimated results of operations.
 Steven Richards
Shimmick Corporation
October 26, 2023
Page 2

      Specifically, please tell us how you considered the need to disclose the amount of the gain recognized from the sale of non-core business contracts and/or a range of estimated operating expenses.
       Please contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameSteven Richards
                                                           Division of
Corporation Finance
Comapany NameShimmick Corporation
                                                           Office of Real
Estate & Construction
October 26, 2023 Page 2
cc:       Zachary Davis, Esq.
FirstName LastName